

Latett, Inc. DBA Gides (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Latett, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2018 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
July 22nd, 2020
Vincenzo Mongio

Latett Inc. (DBA Gides)
Balance Sheet

	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Assets		
Current Assets		
Cash and Cash Equivilants	$6,943	$106,782
Prepaid Expenses	$428	$503
Total Current Assets	$7,370	$107,284
Other Assets		
Capitalized Software Development	$2,372,709	$1,177,436
Total Other Assets	$2,372,709	$1,177,436
Total Assets	$2,380,080	$1,284,720
Liabilities		
Current Liabilities		
Credit Card Liabilities	$192,214	$185,140
Loans from Shareholder	$3,635,998	$1,546,278
Payroll Taxes Payable	$35,610	$15,788
Accrued Interest	$-	$2,055
Total Current Liabilities	$3,863,822	$1,749,261
Total Liabilities	$3,863,822	$1,749,261
Equity		
Common Stock	$917	$917
Accumulated Deficit	$(1,484,660)	$(465,458)
Total Equity	$(1,483,743)	$(464,541)
Total Liabilities and Equity	$2,380,080	$1,284,720

Latett Inc. (DBA Gides)
Statement of Operations

	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
Government Grant	$ 25,000	$ -
Operating Expenses		
General and Administrative	$ 833,746	$ 332,023
Interest	$ 209,683	$ 2,055
Advertising and Marketing	$ 772	$ 697
Total Operating Expenses	$ 1,044,201	$ 334,775
Net Loss from Operations	$ (1,019,201)	$ (334,775)

Latett Inc. (DBA Gides)
Statement of Cashflows

	AS OF DEC 31, 2019		AS OF DEC 31, 2018 (PY)	
Cash Flows from Operating Activities				
Net Loss	$	(1,019,202)	$	(334,775)
Changes in operating assets and liabilities				
Accounts receivable			$	440
Prepaid expenses	$	75	$	(503)
Accrued Interest			$	2,055
Payroll Liabilities	$	19,822	$	15,788
Credit cards payable	$	(20,855)	$	43,126
Net cash provided by (used in) operating activities	$	(1,020,159)	$	(273,869)
Cash Flows from Investing Activities				
Software Development	$	(1,195,274)	$	(845,772)
Net cash provided by (used in) investing activities	$	(1,195,274)	$	(845,772)
Cash Flows from Financing Activities				
Proceeds from related party notes payable	$	2,115,594	$	985,577
Issuance of stock	$	-	$	119
Net cash provided by financing activities	$	2,115,594	$	985,696
Net Increase in Cash and Cash Equivalents	$	(99,839)	$	(133,944)
Cash and Cash Equivalents - Beginning of Period	$	106,782	$	240,726
Cash and Cash Equivalents - End of Period	$	6,943	$	106,782

Latett Inc. (DBA Gides)
Statement of Changes in Shareholders Equity

	Common Stock		Accumulated paid in capital		Accumulated Deficit		Total Stockholder Equity	
	# of Shares	Amount		Amount				
As of 1/1/18		$	798			$ (130,683)		$ (129,885)
Net Loss						$ (334,775)		$ (334,775)
Stock Issuances	9,164,000	$	119					$ 119
As of 12/31/2018	9,164,000	$	917	$	-	$ (465,458)		$ (464,541)
Net Loss						$ (1,019,201)		$ (1,019,201)
As of 12/31/2019	9,164,000	$	917	$	-	$ (1,484,659)		$ (1,483,742)

Latett, Inc (DBA Gides).
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Organization and Nature of Activities

Latett, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company provides internet-based education technology.

The Company will conduct an equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Capitalized Software Costs

The company capitalizes costs of producing its platform incurred subsequent to establishing technological feasibility. Those costs primarily consist of outsourced labor for coding and other software related work. Costs incurred prior to establishing technological feasibility were expensed as incurred. As of December, 31 2019 and 2018, the company had unamortized software development costs of $2.3M and $1.2M respectively. The company evaluates the recoverability of intangible assets by comparing the net realizable value of future cash flows to the carrying amount of capitalized development costs.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Leases

The company leases office space for its corporate headquarters on a yearly basis. Management has evaluated this lease arrangement to be an operating lease and costs associated with the lease are expensed as incurred.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Line of credit/credit cards

The company has revolving and fixed lines of credit via several credit cards that bear interest at standard market rate. The company is current on all payments.

Debt Maturities in the 5 years subsequent to 12/31/19		
Instrument	**Principal**	**Maturity Year**
Credit Cards	$ 192,214	2020
Loans from Shareholders	$ 30,000	2020
Loans from Shareholders	$ 200,000	2021
Loans from Shareholders	$ 240,000	2022
Loans from Shareholders	$ 240,000	2023
Loans from Shareholders	$ 240,000	2024

Loans from Shareholder

The company has received $3.6M in funds from a shareholder as of December 31, 2019. The note was to mature in 2019 and was in default as of December 31, 2019. The company has renegotiated terms with the shareholder in February 2020 to convert $1.2M into a 25% ownership interest in the company. The remaining balance remains payable at escalated rates from 8% - 15% with year over year escalator provisions. The principal is scheduled to be paid quarterly beginning September 30th 2020 in $15k - $20k installments through April 2021. Installments thereafter will be paid based on 50% of gross profit of $20k, whichever is greater.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 9,164,000 shares of common stock of which 9,164,000 shares of common stock were issued and outstanding as of December 31, 2019.

Note 6 - Related Party Transactions

A shareholder loaned the company $3.6M. See note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 22, 2020, the date these financial statements were available to be issued. In February 2020, the company renegotiated the terms of defaulted debt owed to a shareholder. See note 3

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetay1 and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration Risk: financial support

A shareholder has provided a material amount of financial support to the company via loans. Should this shareholder be unwilling to continue funding operations or should our attempts to raise funds be unsuccessful there could be a material adverse impact on our results of operations.

Concentration risk: products and services

We currently provide a single product offering. If we do not develop successful new services or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.